UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55687

GL Brands, Inc.

(Exact name of registrant as specified in its charter)

P.O. Box 470458,

3101 West 6th Street

Fort Worth, TX 76147-9998

Telephone No.: (888) 811-4367

(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date: 1*

*	On December 17, 2020, the registrant, GL Brands, Inc. (the “Company”) and its debtor subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Northern District of Texas (the “Court”). By order entered on May 25, 2021, and amended on June 8, 2021, the Court confirmed the bankruptcy plan of reorganization (the “Plan”) of the Debtors and ordered that the existing equity interests in the Debtors be canceled without further order of the Court upon effectiveness of the Plan, and that new equity interests in the Debtors be issued to the stalking horse bidder or its affiliated designee. On June 9, 2021, a Notice of Plan Confirmation and Effective Date was filed with the Court, confirming that the Plan became effective on June 9, 2021. Accordingly, as of June 9, 2021, all existing equity interests of the Company, including the Company’s common stock, were canceled, and new equity interests were issued as ordered by the Court, and therefore the number of holders of record of Company common stock as of July 9, 2021, is 1.

Pursuant to the requirements of the Securities Exchange Act of 1934, GL Brands, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GL Brands, Inc.
Date: July 9, 2021	By: /s/ Brian Moon Brian Moon Chief Executive Officer